SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Babylon Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0000422573245084686
(Title of Class of Securities)

G07031100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G07031100

1	NAMES OF REPORTING PERSONS
Kinnevik AB (publ)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
54,942,568

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
54,942,568

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,942,568

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.6%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The Percent of Class Represented by Amount in Row (11) is based on 330,257,184 Class A ordinary shares of Babylon Holdings Limited (the “Issuer”) outstanding as of October 22, 2021, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on November 30, 2021 (the “Prospectus”), and does not reflect an additional 79,637,576 Class A ordinary shares that may be outstanding upon exercise of warrants or conversion of Class B ordinary shares outstanding as of October 22, 2021 as set forth in the Prospectus.

CUSIP No.	G07031100

1	NAMES OF REPORTING PERSONS
Invik S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
54,942,568

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
54,942,568

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,942,568

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.6%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The Percent of Class Represented by Amount in Row (11) is based on 330,257,184 Class A ordinary shares of the Issuer outstanding as of October 22, 2021, as reported in the Prospectus, and does not reflect an additional 79,637,576 Class A ordinary shares that may be outstanding upon exercise of warrants or conversion of Class B ordinary shares outstanding as of October 22, 2021 as set forth in the Prospectus.

Explanatory Note:

Due to a printer error, on February 8, 2022, a Schedule 13G was inadvertently filed by Invik S.A. and Kinnevik AB (publ) (together, the “Reporting Persons”) under the CIK of Kinnevik AB (publ) as the Subject Company (the “Original Filing”). The correct Subject Company was Babylon Holdings Limited and this Amendment No. 1 (“Amendment No. 1”) is being filed to correct the Subject Company under which the Original Filing was made. The information contained in this Amendment No. 1 is the same as the Original Filing, except for this explanatory note.

Item 1(a).	Name of Issuer:

 Babylon Holdings Limited

Item 1(b).	Address of Issuer's Principal Executive Offices:

 1 Knightsbridge Green, London, SW1X 7QA, United Kingdom

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of (i) Kinnevik AB (publ) and (ii) Invik S.A. (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For Kinnevik AB (publ): Skeppsbron 18, SE-103 13 Stockholm, Sweden

For Invik S.A.: 7 Avenue Jean-Pierre Pescatore Luxembourg L-2324 Luxembourg

Item 2(c).	Citizenship:

 See Item 4 of cover page for each Reporting Person.

Item 2(d).	Title of Class of Securities:

 Class A ordinary shares, par value $0.0000422573245084686

Item 2(e).	CUSIP Number:

 G07031100

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of cover page for each Reporting Person

(b)	Percent of class: See Item 11 of cover page for each Reporting Person

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See responses to Item 5 of cover page for each Reporting Person

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 of cover page for each Reporting Person

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 of cover page for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 of cover page for each Reporting Person

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 25, 2022

KINNEVIK AB

By:	/s/ Mattias Andersson
Name: Mattias Andersson
Title: General Counsel

/s/ Erika Söderberg Johnson
Name: Erika Söderberg Johnson
Title: Chief Financial Officer

INVIK S.A.

By:	/s/ Réjane Koczorowski
Name: Réjane Koczorowski
Title: Director

By:	/s/ Mikael Holmberg
Name: Mikael Holmberg
Title: Director